VIA EDGAR AND FACSIMILE

September 21, 2007

Mr. John Cannarella
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Silver Wheaton Corp. Form 40-F for the Fiscal Year Ended December 31, 2006 Filed on March 26, 2007 File No. 001-32480

Dear Mr. Cannarella:

Please accept this request for a further extension to respond to your comment letter of August 22, 2007.

We are working with our auditors to ensure the completeness of our responses to these comments. However, additional time is required to coordinate this effort. Therefore, we would propose to provide our written response to you on or before September 28, 2007.

Should you have further questions, please contact the undersigned (phone: 1 604 696 3043, facsimile: 1 604 684 3123).

Yours truly,

Nolan Watson
Chief Financial Officer

cc:

Glenn Ives

Deloitte & Touche LLP

Mark Bennett

Cassels Brock & Blackwell LLP

Gil Cornblum

Dorsey & Whitney LLP